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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 04 2015
WASH, DC
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sweney Cartwright & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 SOUTH HIGH STREET, SUITE 300
(No. and Street)

COLUMBUS	OH	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak (614) 228-5391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

10 W.BROAD ST., SUITE 1700	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/8

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2015

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Company, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Linda C. Chapman

Notary Public My Commission expires January 20, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & CO.
Columbus, Ohio
FINANCIAL STATEMENTS
September 30, 2015

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. as of September 30, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Sweney Cartwright & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934; and (2) Statement Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Sweney Cartwright & Co.'s financial statements. The supplemental information is the responsibility of Sweney Cartwright & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
December 2, 2015

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2015

Assets	
Cash and cash equivalents	$ 673,170
Deposits with and receivables from clearing organizations	770,649
Receivable from customers	26,895
Accrued interest and dividends receivable	6,786
Securities owned, at fair value:	
State and municipal obligations	536,193
Equity securities	622,572
Corporate fixed income securities	11,730
Mutual fund	520,364
Other assets	113,458
Total assets	$ 3,281,817
Liabilities and Stockholders' Equity	
Liabilities	
Accrued liabilities	85,114
Total liabilities	85,114
Stockholder's Equity	
Common stock (par value: $0.50 per share):	
100,000 shares authorized; 25,023 shares issued and outstanding	12,512
Retained earnings	3,184,191
Total stockholders' equity	3,196,703
Total liabilities and stockholders' equity	$ 3,281,817

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2015

Revenues	
Commissions, fees, and net trading gains	$ 2,043,176
Interest and dividends	97,580
Other	19,516
	2,160,272
Operating expenses	
Compensation and commissions	1,625,129
Custody and clearing charges	213,159
Information systems and other service charges	359,167
Rent and office operations	109,703
Communications	28,775
Interest	28,243
Local and state taxes	5,620
Other	96,361
	2,466,157
Loss before income taxes	(305,885)
Income tax expense	151,925
Net loss	$ (457,810)

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2015

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2014	26,867	$ 13,429	$ 4,249,842	$ 4,263,271
Dividends paid	-	-	(333,658)	(333,658)
Common stock redemptions, net of sales	(1,844)	(917)	(274,183)	(275,100)
Net loss	-	-	(457,810)	(457,810)
Balances, September 30, 2015	25,023	$ 12,512	$ 3,184,191	$ 3,196,703

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2015

Cash flows from operating activities		
Net loss	$	(457,810)
Depreciation		1,377
Changes in assets and liabilities:		
Cash segregated in special reserve account		135,000
Deposits with and receivables from clearing organizations		(163,336)
Purchase of furniture and equipment, net		(19,272)
Receivable from customers		51,550
Accrued interest and dividends receivable		581
Securities owned		1,818,193
Deferred taxes and other assets		109,361
Payable to clearing organizations and customers		(487,321)
Accrued liabilities		(42,753)
Net cash provided by operating activities	$	945,570
Cash flows from financing activities		
Cash dividends paid		(268,570)
Common stock redemptions, net of sales		(275,100)
Net cash used – financing activities		(542,670)
Net increase in cash and cash equivalents		401,900
Cash and cash equivalents at beginning of year		271,270
Cash and cash equivalents at end of year	$	673,170
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	28,243
Income taxes		-
Non-cash items:		
Property dividend	$	65,088

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks.

The Company discontinued its clearing operations in June, 2015, using RBC Correspondent Services, a wholly-owned subsidiary of RBC Capital Markets, LLC ("RBC") as its new clearing agent. As a result, the Company no longer holds funds or securities for, or owes funds or securities to, its customers. Since June 2015, the Company has claimed the exemptive provisions of SEC rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2015 the Company had $673,170 held on deposit at Huntington National Bank, of which up to $250,000 is insured by the Federal Deposit Insurance Corporation "FDIC".

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material to the Company's financial position or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – DEPOSIT AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into fully disclosed clearing agreements with RBC whereby customer accounts are cleared and carried by this clearing broker. The Company maintains cash deposits with RBC of $550,000 which are included in deposits with clearing organizations in the statement of financial condition. The Company also maintains cash and non-settled transactions receivable from RBC. These accounts had balances of $16,767 at September 30, 2015, and are reflected in receivables from clearing organizations in the statement of financial condition.

The Company also still maintains cash deposits with Depository Trust Corporation and National Securities Clearing Corp in the amount of $20,000 and $120,017, respectively. Trades no longer clear through these organizations. The deposits are fully refundable and the Company was notified by the organizations they intend to refund them in full. The Company also maintains stock with the DTC valued at $63,865 which is expected to be received in cash during March 2016.

NOTE 3 – SHORT-TERM BORROWINGS

During the year ended September 30, 2015, the Company maintained a $5,000,000 unsecured demand line of credit during the period October 1, 2014 through June 19, 2015. Subsequent to June 19, 2015 this line of credit was canceled by the Company after its conversion to operating as a fully disclosed introducing broker.

NOTE 4 – INCOME TAXES

As of September 30, 2015, the company had net deferred tax assets of $287,473, including a net operating loss carry-forward deferred tax asset of $266,674. The gross net operating loss of $784,335 will begin to expire with the year ending September 30, 2033. Based upon projections of future taxable income, the Company has determined it is not more likely than not to realize the $287,473 of net deferred tax assets in future years. Therefore the Company has reduced the net deferred tax asset by a full valuation allowance as of September 30, 2015.

At October 1, 2014 and September 30, 2015, there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2011.

(Continued)

NOTE 5 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016. No options were exercised during the year ended September 30, 2015.

NOTE 6 - PREMISES AND EQUIPMENT

The Company renewed its current office space lease expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2016	$ 85,221
2017	86,913
2018	88,641
2019	90,417
2020	92,241
Thereafter	299,066
	$ 742,499

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $82,327 for the year ended September 30, 2015.

NOTE 7 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company made no matching contributions to the Plan for fiscal year 2015.

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

NOTE 8 – FAIR VALUE MEASUREMENTS *(Continued)*

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2015, Using			
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ 208,021	$ 328,172	$ -	$ 536,193
Equity securities	263,414	359,158	-	622,572
Corporate fixed income securities	-	11,730	-	11,730
Mutual funds	520,364	-	-	520,364
	$ 991,799	$ 699,060	$ -	$ 1,690,859

The following table presents assets measured at fair value using significant unobservable inputs (level 3) for the year ended September 30, 2015:

Balance at October 1, 2014	$ 58,500
Purchased	-
Net realized gains included in earnings	6,588
Distribution to owners	(65,088)
Balance at September 30, 2015	-

(Continued)

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2015, the Company had net capital of $2,396,028, which was $2,146,028 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 3.6%.

NOTE 10 – SUBSEQUENT EVENTS

In October 2015, the Company repurchased and retired 1,644 shares of $0.50 par value common stock, which reduced stockholders' equity by approximately $228,516.

SUPPLEMENTARY INFORMATION

SWENEY CARTWRIGHT & CO.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2015

	As Reported on FOCUS Report	Adjustments	As Adjusted
NET CAPITAL			
TOTAL STOCKHOLDER'S EQUITY	$ 3,465,383	$ (268,680)[1]	$ 3,196,703
OTHER DEDUCTIONS AND/OR CHARGES:			
Nonallowable assets:			
Securities owned not readily marketable	336,632	-	336,632
Exchange membership	3,500	-	3,500
Certain receivables from clearing organizations	63,865	140,017[2]	203,882
Other assets	391,138	(268,680)[1]	122,458
Other deductions and or charges	17,895	-	17,895
Total deductions and/or charges	813,030	(128,663)	684,367
Net capital before haircuts on security positions	$ 2,652,353	$ (140,017)	$ 2,512,336
HAIRCUTS ON SECURITIES:			
Trading and investment securities:			
State and municipal obligations			$ 34,478
Stocks and warrants			45,405
Other securities			36,425
Total haircuts			116,308
NET CAPITAL			$ 2,396,028
AGGREGATE INDEBTEDNESS			
Accounts payable, accrued expense and other liabilities			85,114
TOTAL AGGREGATE INDEBTEDNESS			$ 85,114
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)			$ 250,000
EXCESS NET CAPITAL			$ 2,146,028
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			3.6%

Adjustments

[1] Adjustment to record valuation allowance related to the Company's deferred tax asset in the amount of $268,680.
[2] Adjustment to reflect deposits with clearing organizations held over 30 days beyond the cancellation of the clearing agreement in the amount of $140,017.

Other than the adjustments noted above, this schedule does not materially differ from the Computation of Net Capital reported on the September 30, 2015 FOCUS Report.

SWENEY CARTWRIGHT & CO.

STATEMENT REGARDING RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2015

As of September 30, 2015, the Company operated as a fully disclosed introducing broker and claimed the exemptive provisions pursuant to Rule 15c3-3(k)(2)(ii).

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Sweney Cartwright & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the audited financial statements with the amount reported in Form SIPC-7 for the year ended September 30, 2015, noting a difference in "line 2a. Total revenue" of $1;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
December 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003150 FINRA SEP
SWENEY CARTWRIGHT & COMPANY
ATTN STEPHEN CARTWRIGHT PRES
17 S HIGH ST STE 300
COLUMBUS OH 43215-3438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. Chris Keklak (614) 228-5391

2. A. General Assessment (item 2e from page 2) $ 3,735

B. Less payment made with SIPC-6 filed (exclude interest) (2,170)
4-22-15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,565

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,565

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,565 -

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sweney Cartwright & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of October, 20 15.

VP & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2014
and ending 9/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,160,271
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) *Expenses other than advertising, printing, registration fees and legal fees deducted in determining net* profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	434,104
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	213,159
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	19,000
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): NA (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities *accounts (40% of FOCUS line 5, Code 3960).* $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	666,263
2d. SIPC Net Operating Revenues	$ 1,494,008
2e. General Assessment @ .0025	$ 3,735 —
	(to page 1, line 2.A.)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sweney Cartwright & Co. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which it claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sweney Cartwright & Co. stated that it met the identified exemption provisions throughout the period from June 19, 2015 to September 30, 2015, without exception. Sweney Cartwright & Co. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sweney Cartwright & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
December 2, 2015

SWENEY CARTWRIGHT & CO.

INVESTMENTS SECURITIES
17 SOUTH HIGH STREET, SUITE 300
COLUMBUS, OHIO 43215
TELEPHONE (614) 228-5391

Exemption Report

Sweney Cartwright & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). On June 19, 2015, the Company became a fully disclosed introducing broker and claimed an exemption from 17 C.F.R. § 240.15c3-3. Prior to June 19, 2015, the Company did not claim an exemption. To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 for the period June 19, 2015 to September 30, 2015, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period June 19, 2015 to September 30, 2015, without exception.

Sweney Cartwright & Co.

I, Stephen Cartwright, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Stephen Cartwright, Principal

Date: 12-2-2015